SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
For Period Ended: December 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form NSAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

COPsync, Inc.
Full Name of Registrant

Former Name if Applicable

2010 FM 2673
Address of Principal Executive Office (Street and Number)

Canyon Lake, TX  78133
City, state and zip code

PART II -- RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject report or transition on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, NCSR, or the transition report portion thereof could not be filed within the prescribed time period.

    As previously reported March 9, 2011, the registrant changed the registrant’s independent registered public accounting firm.  The time required for the new firm to audit the registrant’s financial statements for the current year, and to complete an audit of the financial statements for the prior year, as reported on March 9, 2011, and the resulting compilation, dissemination and review of information required to be presented in the Form 10-K for the relevant annual periods has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant.  The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Barry W. Wilson	(214)	406-3644
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 Yes ☐ No ☒

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

COPsync, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2011	By:	/s/ Barry W. Wilson
By: Barry W. Wilson
Title: Chief Financial Officer